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                                                                Exhibit 12(c)

                              [JPMorgan letterhead]


November 6, 2001


The Board of Directors
Thermo Electron Corporation
81 Wyman Street
Post Office Box 9046
Waltham, MA 02454-0946

Attention: Seth H. Hoogasian

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Thermo Electron Corporation (the "Company") of the consideration to be paid by the Company and its wholly-owned subsidiary, Spectra-Physics Acquisition, Inc. (the "Bidder"), in the proposed Transaction (as defined below) involving the Company's indirect, approximately 80%-owned subsidiary, Spectra-Physics, Inc. ("SPI"). You have informed us that the Bidder proposes to make a tender offer (the "Offer") to purchase any and all outstanding shares of common stock, $.01 par value per share (the "SPI Common Stock"), of SPI (other than shares of the SPI Common Stock held in treasury or owned by the Company and its subsidiaries) for cash consideration of $17.50 net per share (the "Purchase Price"). Following consummation of the Offer, the Bidder intends to merge with SPI, and each outstanding share of SPI Common Stock (other than shares of the SPI Common Stock held in treasury or owned by the Company and its subsidiaries and shares with respect to which dissenters' rights have been validly exercised) will be converted into the right to receive the Purchase Price (the "Merger" and together with the Offer, the "Transaction").

In arriving at our opinion, we have (i) reviewed certain publicly available business and financial information concerning SPI and the industries in which it operates; (ii) compared the financial and operating performance of SPI with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the SPI Common Stock and certain publicly traded

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securities of such other companies; (iii) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company relating to SPI's businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Synergies"); and (iv) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of SPI, the financial condition and future prospects and operations of SPI, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to, or discussed with, us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation, appraisal or physical inspection of any assets or liabilities of SPI, nor have any such valuations or appraisals been provided to us. We also assumed that there have been no material changes in SPI's results of operations or financial condition since the date of the most recent financial statements made available to us. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of SPI to which such analyses or forecasts relate. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that any material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on SPI or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be paid by the Bidder in the proposed Transaction and we express no opinion as to the underlying decision by the Company to engage in the Transaction. We are

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expressing no opinion herein as to the price at which the SPI Common Stock or the common stock of the Company will trade at any future time, whether prior to or following consummation of the Transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. Since January 2000, JPMorgan has been acting as financial advisor to the Company in connection with the overall reorganization of the Company's businesses, which has been effected in a series of transactions since January 2000 and for which JPMorgan has received customary compensation. In addition, we were engaged by SPI in May 2000 to act as its financial advisor in connection with SPI's consideration of its strategic alternatives, which financial advisory services were completed in November 2000. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, SPI and their respective affiliates for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid by the Bidder in the proposed Transaction is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of SPI as to whether such shareholder should tender its shares of SPI Common Stock in Offer or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule TO to be filed by the Company and the Offer to Purchase to be mailed to shareholders of SPI, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.


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